SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR June 7, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Interim Financial Statements for the Quarter
Ended March 31, 2004 and
Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of March 31, 2004, and the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company.

3.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

The supplementary information for the quarter ended March 31, 2004, consisting of the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of permitting additional analyses and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for them to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.

We had previously audited the balance sheet as of December 31, 2003, presented for comparative purposes, and issued an unqualified opinion thereon, dated March 25, 2004. The statement of income for the quarter ended March 31, 2003, the supplementary information in constant purchasing power, and the statement of cash flows for the quarter then ended, presented for comparative purposes, were reviewed by other independent accountants, whose special review report thereon, dated May 9, 2003, was unqualified.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 12, 2004

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENTS (ITR)	03/31/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION
1 –CVM CODE 01444-3	2 – COMPANY NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –Federal Corporate Taxpayers’ Registration Number (CNPJ) 43.776.517/0001-80
4 – State Registration Number (NIRE) 35300016831

01.02 – HEAD OFFICE
1 – ADDRESS Rua Costa Carvalho. 300			2 – SUBURB OR DISTRICT Pinheiros
3 – POSTAL CODE 05429-900	4 – MUNICIPALITY São Paulo			5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3388-8000	8 – TELEPHONE 3388-8200	9 – TELEPHONE 3388-8201	10 – TELEX
11 – AREA CODE 011	12 – FAX 3813-0254	13 – FAX -	14 – FAX -
15 – E-MAIL sabesp@sabesp.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)
1 – NAME Rui de Britto Álvares Affonso
2 – ADDRESS Rua Costa Carvalho. 300			3 – SUBURB OR DISTRICT Pinheiros
4 – POSTAL CODE 05429-900	5 – MUNICIPALITY São Paulo			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3388-8247	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 011	13 – FAX 3815-4465	14 – FAX -	15 – FAX -
16 – E-MAIL raffonso@sabesp.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT
CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 - BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8- END
01/01/2004	12/31/2004	1	01/01/2004	03/31/2004	4	10/01/2003	12/31/2003
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 –CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 755.400.708-44

01.05 – CAPITAL COMPOSITION
NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 03/31/2004	2 – PRIOR QUARTER 12/31/2003	3 – SAME QUARTER IN PRIOR YEAR 03/31/2003
Paid-up Capital
1 –Common	28,479,577	28,479,577	28,479,577
2 – Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Shares
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY
1 – TYPE OF COMPANY Commercial. Industrial and Other Companies
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 116 – Water. Sanitation and Gas Services
5 – MAIN ACTIVITY Water treatment and distribution; Sewage collection and treatment
6 – TYPE OF CONSOLIDATION Not submitted
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1 – ITEM	2 – CNPJ	3 – NAME

01.08 –DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 – Item	2 – event	3 – approval	4 – income	5 - beginning of the payment	6 – Share type	7 – income per share
01	RCA	02/26/2004	Interest on capital		ON	0.0013800000
02	RCA	04/24/2003	Interest on capital	06/30/2004	ON	0.0014100000
03	RCA	05/29/2003	Interest on capital	06/30/2004	ON	0.0041500000
04	RCA	11/20/2003	Interest on capital	06/30/2004	ON	0.0054400000
05	RCA	01/08/2004	Interest on capital	06/30/2004	ON	0.0067000000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (In thousands of reais)	4 – AMOUNT OF THE ALTERATION (In thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousands)	7 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTORS RELATIONS OFFICER
1 – DATE 5/14/2004	2 – SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In thousands of Brazilian reais)
Code	Description	03/31/2004	12/31/2003
1	Total assets	16,568,612	16,530,670
1.01	Current assets	1,162,961	1,157,721
1.01.01	Cash and cash equivalents	231,507	281,013
1.01.01.01	Cash, banks and temporary cash investments	230,067	252,441
1.01.01.02	Purchase of foreign currency	0	26,590
1.01.01.03	Other cash equivalents	1,440	1,982
1.01.02	Receivables	851,136	811,701
1.01.02.01	Accounts receivable	851,136	811,701
1.01.03	Inventories	21,152	22,308
1.01.03.01	Supplies	21,152	22,308
1.01.04	Other	59,166	42,699
1.01.04.01	Recoverable taxes	11,154	1,140
1.01.04.02	Deferred income and social contribution taxes	29,714	29,684
1.01.04.03	Other receivables	18,298	11,875
1.02	Long-term assets	1,308,242	1,260,010
1.02.01	Sundry receivables	1,308,242	1,260,010
1.02.01.01	Accounts receivable	195,796	185,090
1.02.01.02	Indemnities receivable	148,794	148,794
1.02.01.03	Escrow deposits	17,501	17,576
1.02.01.04	GESP agreement	497,513	484,800
1.02.01.05	Receivables from shareholder	185,973	170,363
1.02.01.06	Deferred income and social contribution taxes	231,282	222,804
1.02.01.07	Other receivables	31,383	30,583
1.02.02	Receivables from related companies	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,097,409	14,112,939
1.03.01	Investments	740	740
1.03.01.01	Affiliates	0	0
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other investments	740	740
1.03.01.03.01	Shares of other companies	669	669
1.03.01.03.02	Shares of other companies with tax incentive	49	49
1.03.01.03.03	Compulsory deposits – Eletrobrás	22	22
1.03.02	Property, plant and equipment	14,049,832	14,063,248
1.03.02.01	Technical assets	12,079,387	11,871,106
1.03.02.02	Construction in progress	1,970,445	2,192,142
1.03.03	Deferred charges	46,837	48,951
1.03.03.01	Organizational and reorganization costs	46,837	48,951

02.02 – BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais)
Code	Description	03/31/2004	12/31/2003
2	Total liabilities	16,568,612	16,530,670
2.01	Current liabilities	1,662,552	1,728,322
2.01.01	Loans and financing	475,115	500,537
2.01.02	Debentures	498,816	496,461
2.01.02.01	3th issue debentures	366,597	366,465
2.01.02.02	4th issue debentures	100,001	100,001
2.01.02.03	Interest on debentures	32,218	29,995
2.01.03	Suppliers	26,436	51,934
2.01.04	Taxes payable	64,140	84,488
2.01.04.01	PAES Program	33,993	33,201
2.01.04.02	COFINS and PASEP	12,965	23,428
2.01.04.03	Corporate income tax	0	4,396
2.01.04.04	I.N.S.S.	15,114	15,055
2.01.04.05	Other	2,068	8,408
2.01.05	Dividends payable	0	0
2.01.06	Provisions	19,353	19,266
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	Customer claims	11,481	11,394
2.01.07	Debts with related companies	0	0
2.01.08	Other	578,692	575,636
2.01.08.01	Payroll and related charges	141,384	135,294
2.01.08.02	Services	51,522	47,580
2.01.08.03	Interest on capital	262,274	242,524
2.01.08.04	Deferred income and social contribution taxes	58,622	45,502
2.01.08.05	Agreements – Municipal authorities	61,119	100,526
2.01.08.06	Other payables	3,771	4,210
2.02	Long-term liabilities	7,252,617	7,225,405
2.02.01	Loans and financing	5,646,189	5,636,641
2.02.02	Debentures	608,791	630,624
2.02.02.01	4rd issue debentures	174,999	199,999
2.02.02.02	5th issue debentures	433,792	430,625
2.02.03	Provisions	409,850	384,571
2.02.03.01	Provision for labor indemnities	24,539	24,195
2.02.03.02	Civil	20,408	20,031
2.02.03.03	Social securities charges	6,759	6,594
2.02.03.04	Suppliers	165,162	157,832
2.02.03.05	Customers	178,283	169,773
2.02.03.06	Other	14,699	6,146
2.02.04	Debts with related companies	0	0
2.02.05	Other	587,787	573,569
2.02.05.01	Deferred income and social contribution taxes	117,099	121,117
2.02.05.02	PAES Program	280,450	282,214
2.02.05.03	Social security charges	164,649	145,540
2.02.05.04	Other payables	25,589	24,698
2.03	Deferred income	0	0
2.05	Shareholders’ equity	7,653,443	7,576,943
2.05.01	Capital	3,403,688	3,403,688
2.05.02	Capital reserves	51,055	50,739
2.05.02.01	Support for projects	35,275	34,959
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,700,714	2,723,720
2.05.03.01	Own assets	2,700,714	2,723,720
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserves	1,398,796	1,398,796
2.05.04.01	Legal	146,340	146,340
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	1,252,456	1,252,456
2.05.04.07.01	Investment reserve	1,252,456	1,252,456
2.05.05	Retained earnings/accumulated deficit	99,190	0

03.01 – STATEMENT OF INCOME (In thousands of Brazilian reais)
Code	Description	01/01/2004 to 03/31/2004	01/01/2004 to 03/31/2004	01/01/2003 to 03/31/2003	01/01/2003 to 03/31/2003
3.01	Gross revenue from sales and services	1,138,816	1,138,816	1,039,891	1,039,891
3.01.01	Water supply – retail	588,826	588,826	529,415	529,415
3.01.02	Water supply – bulk	53,377	53,377	61,543	61,543
3.01.03	Sewage collection and treatment	475,138	475,138	416,414	416,414
3.01.04	Other services rendered	21,475	21,475	32,519	32,519
3.02	Gross revenue deductions	(51,425)	(51,425)	(46,395)	(46,395)
3.02.01	Cofins	(38,271)	(38,271)	(33,089)	(33,089)
3.02.02	Pasep	(13,154)	(13,154)	(13,306)	(13,306)
3.03	Net revenue from sales and services	1,087,391	1,087,391	993,496	993,496
3.04	Cost of sales and services	(536,408)	(536,408)	(473,202)	(473,202)
3.05	Gross profit	550,983	550,983	520,294	520,294
3.06	Operating expenses/income	(372,009)	(372,009)	(208,925)	(208,925)
3.06.01	Selling expenses	(99,006)	(99,006)	(79,956)	(79,956)
3.06.02	General and administrative expenses	(70,187)	(70,187)	(48,422)	(48,422)
3.06.03	Financial	(202,816)	(202,816)	(80,547)	(80,547)
3.06.03.01	Financial income	25,391	25,391	39,937	39,937
3.06.03.01.01	Financial income	24,626	24,626	38,706	38,706
3.06.03.01.02	Cofins/Pasep	765	765	1,231	1,231
3.06.03.02	Financial expenses	(228,207)	(228,207)	(120,484)	(120,484)
3.06.03.02.01	Financial expenses	(228,207)	(228,207)	(120,484)	(120,484)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	0	0	0	0
3.07	Income from operations	178,974	178,974	311,369	311,369
3.08	Nonoperating income (expenses)	(483)	(483)	(29,751)	(29,751)
3.08.01	Revenue	2,636	2,636	1,237	1,237
3.08.01.01	Revenue	2,755	2,755	1,285	1,285
3.08.01.02	COFINS / PASEP	(119)	(119)	(48)	(48)
3.08.02	Expenses	(3,119)	(3,119)	(30,988)	(30,988)
3.08.02.01	Loss on disposal of property, plant and equipment	(2,966)	(2,966)	(31,196)	(31,196)
3.08.02.02	Other	(153)	(153)	208	208
3.09	Income before taxes/profit sharing	178,491	178,491	281,618	281,618
3.10	Provision for income and social contribution taxes	(55,953)	(55,953)	(78,326)	(78,326)
3.10.01	Provision for income tax	(44,474)	(44,474)	(57,853)	(57,853)
3.10.02	Provision for social contribution tax	(11,479)	(11,479)	(20,473)	(20,473)
3.11	Deferred income tax	1,729	1,729	(22,638)	(22,638)
3.11.01	Deferred income tax	4,889	4,889	(14,702)	(14,702)
3.11.02	Deferred social contribution tax	(3,160)	(3,160)	(7,936)	(7,936)
3.11.03	Reversal of deferred income tax	0	0	0	0
3.12	Profit sharing/ statutory contributions	(8,781)	(8,781)	(8,781)	(8,781)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,781)	(8,781)	(8,781)	(8,781)
3.12.02.01	Extraordinary item	(8,781)	(8,781)	(8,781)	(8,781)
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	115,486	115,486	171,873	171,873
	NUMBER OF SHARES, EX-TREASURY SHARES (THOUSAND)	28,479,577	28,479,577	28,479,577	28,479,577
	EARNINGS PER SHARE	0.00406	0.00406	0.00603	0.00603
	LOSS PER SHARE

04.01. Notes to the Interim Financial Statements

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and public-sector customers. The Company also provides water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, one of which expires in 2004 and the rest between 2005 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not have a formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality in the Santos Coastal Area which also has a large population, SABESP operates based on a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices and standards of the Brazilian Securities Commission - CVM.

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Determination of results of operations

(i) Revenues from sales and services

Revenues are recorded as the services are provided. Unbilled revenue from water supply and sewage collection and treatment services are measured and recorded in accounts receivable, so that costs can be matched against revenues for the period.

(ii) Financial income and expenses

Represented mainly by interest, monetary and exchange variations on loans and financing and investments, calculated and recorded on the accrual basis of accounting.

(iii) Income and social contribution taxes

Recorded on the accrual basis of accounting.

The provisions for income tax and deferred income tax on tax losses and temporary differences are calculated at the base rate of 15%, plus a 10% surtax. Provisions for social contribution tax and deferred social contribution tax on tax losses and on temporary differences are calculated at the rate of 9%.

(iv) Other income and expenses

Recognized on the accrual basis.

b) Temporary cash investments

Substantially represented by Financial Investment Fund (FIF) and Bank Deposit Certificates (CDB), stated at invested amounts plus income earned (on a pro rata basis) to the balance sheet date.

c) Allowance for doubtful accounts

Recognized in an amount considered sufficient to cover probable losses on the realization of receivables. The allowance is recorded in the statement of operations under the caption “selling expenses”.

d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average cost or realizable value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and recorded at average cost.

e) Other current and long-term assets

Stated at cost or realizable value plus income earned, when applicable.

f) Permanent assets

Stated at cost, monetarily restated through December 31, 1995, together with the following:

Depreciation of property, plant, and equipment is calculated under the straight-line method at the annual rates indicated in Note 6.

The revaluation of property items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is realized through depreciation, sale, and disposal of the respective assets, with an offsetting credit to “Retained earnings”.

Financial charges on loans, obtained from third parties, for construction in progress are allocated to the costs of the assets.

Amortization of deferred charges is calculated on the straight-line basis over a period of five years from the date benefits start to be generated.

g) Loans and financing

Restated based on monetary and exchange variations, plus the respective charges incurred to the balance sheet date.

h) Accrued vacations

Accrued vacations and the related charges are recognized as incurred.

i) Reserve for contingencies

Recorded to cover losses on labor, tax, civil, and commercial lawsuits, at administrative and judicial levels, which are considered by legal counsel to be probable and estimable as of March 31, 2004.

j) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed and conducted to minimize the environmental impact of the operations and to manage the environmental risks inherent in the activities. Accruals for these costs are recorded when they are considered to be probable and reasonably estimable.

k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Resolution No. 371 of December 13, 2000 requires the recognition of actuarial liabilities in excess of plan assets. As permitted by this regulation, these liabilities are being recognized over a period of five years starting in 2002.

l) Other current and long-term liabilities

Stated at their known or payable amounts, including, when applicable, charges and monetary variations.

m) Interest on capital

This interest has been recorded in accordance with Law No. 9249/95 for tax deductibility purposes, calculated on a daily pro rata basis based on the Long-term Interest Rate (TJLP), and recorded in conformity with CVM Resolution No. 207/96.

n) Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results may differ from those estimates.

4. ACCOUNTS RECEIVABLE

Amounts receivable, except for agreements to refinance past-due accounts receivable, do not include interest, fines or any other charges on past-due bills, summarized as follows:

a) Balance sheet amounts

	March 2004	December 2003

Current assets:
Private-sector customers:
General customers (i)	471,023	453,730
Special customers (ii)	129,536	118,147
Agreements (iii)	51,680	48,502

	652,239	620,379

Government entities:
Municipal – São Paulo	221,844	216,833
Municipal – other	70,403	96,005
State	42,074	-
Agreements with government entities (iii)	2,010	1,815
Federal	10,915	9,045

	347,246	323,698

Permittees:
Guarulhos	11,245	14,855
Mauá	1,246	2,032
Mogi das Cruzes	2,351	2,332
Santo André	4,423	4,508
São Caetano do Sul	2,504	2,519
Diadema	949	950

	22,718	27,196

Unbilled amounts	189,975	192,160

Subtotal	1,212,178	1,163,433

Allowance for doubtful accounts:
Private and government sectors	(361,042)	(351,732)

Total current assets	851,136	811,701

Long-term assets:
Private-sector customers:
Agreements	27,544	23,676

Permittees:
Guarulhos	208,697	199,036
Mauá	59,068	55,375
Mogi das Cruzes	1,194	1,194
Santo André	183,395	175,681
Diadema	51,871	47,827

	504,225	479,113

Allowance for doubtful accounts:
Bulk sales	(335,973)	(317,699)

Total long-term assets	195,796	185,090

Total accounts receivable	1,046,932	996,791

Receivables from private-sector customers refer to:

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - to refinance past-due receivables.

b) Aging summary

	March 2004	December 2003

Current	504,136	541,752
Past due:
Up to 30 days	145,114	144,612
From 31 to 60 days	74,660	56,983
From 61 to 90 days	36,447	34,038
From 91 to 120 days	35,053	33,927
From 121 to 180 days	66,542	60,957
From 181 to 360 days	94,765	82,232
For more than 360 days	787,230	711,721

Subtotal	1,743,947	1,666,222

Allowance for doubtful accounts	(697,015)	(669,431)

Total	1,046,932	996,791

Current	851,136	811,701
Long-term	195,796	185,090

c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

	Jan-Mar/04	Oct-Dec/03

	Addition	Addition

Beginning balance	669,431	756,419

Private-sector customers/government entities	9,310	11,913
Permittees	18,274	(98,901)

Additions (reversals) for the year	27,584	(86,988)

Ending balance	697,015	669,431

Current	361,042	351,732
Long-term	335,973	317,699

(ii) In results

The Company recorded probable losses on accounts receivable generated in the first quarter of 2004 in the amount of R$39,530 (net of recoveries, of which R$11,946 up to R$5 and R$27,584 over R$5), directly in income, under “Selling expenses”, in accordance with Law No. 9,430/96. In the first quarter of 2003, these losses amounted to R$24,219.

	March 2004	March 2003

Allowances (over R$5)	(30,184)	(30,709)
Recoveries (over R$5)	2,600	10,935
Allowances (under R$5)	(22,880)	(18,564)
Recoveries (under R$5)	10,934	14,119

Expenses	(39,530)	(24,219)

The Company’s accounting policy for recognizing the allowance for doubtful accounts is summarized below. The amounts determined are considered by management to be sufficient to cover possible losses.

  Accounts receivable (except from the State Government) R$5,000 and less than R$30,000 past due for more than 360 days are included in the allowance.

  Accounts receivable (except from the State Government) over R$30,000 past due for more than 360 days, for which collection lawsuits have been initiated, are included in the allowance.

  Accounts receivable (except from the State Government) under R$5,000 past due for more than 180 days are written off through a direct charge to “Selling expenses”.

d) Bulk supply - Municipal authorities

Accounts receivable from bulk supply refer to the sale of “treated water” to certain municipalities, which distribute, bill, and charge the final consumers.

Changes for the period	Jan-Mar/04	Oct-Dec/03

Beginning balance	506,309	641,055

Billings	53,413	73,070
Collections for current quarter	(32,772)	(26,228)

Collections for prior year
	(7)	(181,588)

Ending balance	526,943	506,309

Current	22,718	27,196
Long-term	504,225	479,113

c) São Paulo State Government (GESP)

Changes for the period	Jan-Mar/04	Oct-Dec/03

Beginning balance	-	77,495

Billings	65,519	71,677
Collections	(7,355)	-
Matching of accounts – amendment compensation	(16,090)	(149,172)

Ending balance	42,074	-

5. RELATED-PARTY TRANSACTIONS

	March 2004	December 2003

Current assets:
Cash, banks and temporary cash investments with financial institutions controlled by the State Government - Nossa Caixa S.A.	185,330	216,982
State Government customers (Note 4):	42,074	-

Long-term assets:
Accounts receivable - retirement benefits (ii)	185,973	170,363
GESP Agreement - retirement benefits (i)	320,623	320,623
GESP Agreement - providing of services, water supply and sewage collection (i)	176,890	164,177

Permanent assets:
Property, plant and equipment - DAEE Agreement (iii)	64,338	64,723

Current liabilities: (i)
Interest on capital through 2003	98,857	117,020
Interest on capital accrued in 2004	28,120	-

	Jan-Mar/04	Jan-Mar/03

Gross revenue from sales and services: (*)
Water sales	36,691	33,713
Sewage services	28,828	26,488
Collections	(23,445)	(20,258)

Financial income:
Temporary cash investments - Nossa Caixa S.A.	6,838	17,104

(*)

Refers to sales transactions to State Government entities carried out under conditions considered by management as usual in the market, except for the form of settlement of receivables, which may be made under the following conditions:

Agreement amendment: (i)	Mar/04	Dec/03

Bills past due to November 2001	324,563	358,207
Bills past due from December 2001 to February 2004	196,967	149,172
Monetary restatement	60,249	58,510

GESP agreement	581,779	565,889

Offset with interest on capital for 2003	(360,667)	(360,667)
Offset with interest on capital for 2001	(44,222)	(41,045)

	(404,889)	(401,712)

Agreement balance	176,890	164,177

(i) First Amendment to the Agreement for Debt Acknowledgement, Payment Commitment and Other Clauses

The first Amendment, signed on March 22, 2004, consolidates the State’s debt to SABESP, which covers water supply and sewage collection services accounts due to February 2004, in the amount of R$581,779, monetarily restated based on the Referential Rate (TR) at the end of each year to February 2004. This amount will be audited by the State within 180 days.

SABESP acknowledged a debt to the State for interest on capital related to results for years prior to 2003 in the amount of R$158,065, restated based on the annual change in the Consumer Price Index (IPC/FIPE) to December each year in which the interest on capital became due, and to February 2004, and of the portion related to results for 2003 in the amount of R$360,667, which becomes due after the next Annual Shareholders’ Meeting, totaling R$518,732.

The State and SABESP will provide reciprocal offset of their receivables up to the limit of R$360,667, by means of monthly and consecutive installments from June to December 2004. The remaining balance of R$221,111 of the State’s consolidated debt will be paid in 60 equal and consecutive monthly installments, the first of which falling due on May 30, 2004. Part of the interest on capital for the years prior to 2003 will be offset against the first 12 installments, at the nominal amount of R$44,222. The remaining portion of this amount will be subject to monetary restatement based on the monthly Expanded Consumer Price Index (IPCA-IBGE) plus 0.5% per month, starting in March 2004 and until the month when the respective payment is made or offset, and will be used for settling the water supply and sewage collection bills.

The debt in the amount of R$320,623, which refers to the reimbursement for supplementary retirement and pension benefits in the period from March 1986 to November 2001, as established in State Law No. 200/74, is under discussion as set forth in the agreement and will be partially resolved by the transfer of the Alto Tietê Reservoir System, in the amount of R$300,880, as part of the payment.

The amounts stated in the balance sheet consider the accounts due and monetary restatement up to December 2003.

(ii) Receivables from shareholder

These receivables refer to supplementary pensions and paid leave benefits paid by the Company to former employees of the state-owned companies which were merged to form SABESP. These amounts should be reimbursed by the State Government, which is responsible for fulfilling these obligations, established by State Law No. 200/74. These receivables amounted to R$185,973 as of March 31, 2004. As of December 31, 2003, these receivables amounted to R$170,363. They are classified in long-term assets.

(iii) Agreement with the Department of Water and Electric Power (DAEE)

This agreement, signed on April 24, 1997, between DAEE and SABESP has the purpose of establishing joint operations for interconnecting the Tietê River with the Biritiba Reservoir and the interconnection of this Reservoir to the Jundiaí Reservoir, for optimizing the Alto Tietê Basin by adding 5.0 m3/s of water. DAEE grants a concession to SABESP for the use of the water for a 30-year period.

6. PROPERTY, PLANT AND EQUIPMENT

	March 2004			Dec 2003

	Accumulated
	Cost	depreciation	Net	Net

In use:
Water systems:
Land	930,239	-	930,239	928,115
Buildings	2,600,514	(1,126,567)	1,473,947	1,489,224
Connections	749,182	(268,252)	480,930	480,947
Water meters	251,947	(115,667)	136,280	138,885
Networks	3,059,442	(804,051)	2,255,391	2,234,301
Equipment	231,656	(123,249)	108,407	106,963
Other	434,401	(157,091)	277,310	275,291

	8,257,381	(2,594,877)	5,662,504	5,653,726

Sewage systems:
Land	348,202	-	348,202	347,938
Buildings	1,327,528	(408,208)	919,320	893,074
Connections	775,961	(265,451)	510,510	507,895
Networks	4,273,867	(869,629)	3,404,238	3,250,079
Equipment	444,219	(263,173)	181,046	174,542
Other	11,736	(2,162)	9,574	7,425

	7,181,513	(1,808,623)	5,372,890	5,180,953

General use:
Land	102,527	-	102,527	102,527
Buildings	116,612	(56,211)	60,401	60,886
Transportation equipment	130,670	(109,431)	21,239	23,164
Furniture, fixtures and equipment	274,164	(141,920)	132,244	131,325
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

	658,903	(310,589)	348,314	349,805

	16,097,797	(4,714,089)	11,383,708	11,184,484

Construction in progress:
Water systems	528,386	-	528,386	579,650
Sewage systems	1,420,506	-	1,420,506	1,590,264
Other	21,553	-	21,553	22,228

	1,970,445	-	1,970,445	2,192,142

Intangible assets (e)	744,386	-	695,679	686,622

Total	18,812,628	(4,762,796)	14,049,832	14,063,248

a) Depreciation

Depreciation is calculated at the following annual rates: buildings – 4%; connections – 5%; water meters – 10%; networks – 2%; transportation equipment – 20%; furniture, fixtures and equipment – 10 to 20%, and other – 2 to 20%.

b) Construction in progress

Estimated disbursement for the period from April 2004 to 2009, related to construction works already contracted, is approximately R$648,000 (unaudited).

c) Disposals of property, plant, and equipment:

In the first quarter of 2004, the Company wrote off property, plant and equipment items in the amount of R$3,142, which resulted in a loss of R$2,966 (2003 - R$31,196), related to items in use, due to obsolescence, theft and sale.

d) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-party properties, in conformity with the related legislation. The owners of these properties will be compensated either amicably or through the courts. The amount of compensation to be paid starting in the second quarter of 2004, without estimated date for actual disbursement, is estimated at approximately R$230,000 which will be paid with internal funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In the first quarter of 2004, the total recorded as property, plant and equipment from expropriations was R$325 (2003 - R$976).

e) Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record accruals for the tax effects (deferred taxes) on the revaluation write-up recorded as a result of the revaluations of property, plant, and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount as of March 31, 2004 would be R$519,201 ( 2003 - R$526,900). In the period from January to March 2004, the realization of the revaluation reserve amounted to R$23,006 (January to March 2003 - R$52,936).

f) Intangible assets

Starting in 1999, negotiations for new concessions are made on the basis of the economic and financial results of the transaction determined in appraisal reports issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the concession period.

7. LOANS AND FINANCING

	Loan debt balance March 2004			December 2003			Final	Annual	Monetary
	Current	Long-term	Total	Current	Long-term	Total	maturity	interest rate	restatement	Collaterals
In local currency:
Federal Government/Banco do Brasil	160,508	2,259,921	2,420,429	156,592	2,293,260	2,449,852	2014	8.5%	UPR	GESP
Debentures 3rd Issue	366,597	-	366,597	366,465	-	366,465	2004	CDI+2.85%	-	-
Debentures 4th Issue	100,001	174,999	275,000	100,001	199,999	300,000	2006	CDI+1.2%	-	-
Debentures 5th Issue	-	433,792	433,792	-	430,625	430,625	2007	CDI + 2.0% and 12.7%	IGPM	-
Caixa Econômica Federal	37,291	478,857	516,148	36,415	486,282	522,697	2007 to 2018	5% to 9.5%	UPR	Own funds
Brazilian Economic and Social Development Bank - BNDES	-	119,253	119,253	-	102,181	102,181	2012	3% + TJLP	-	Own funds
Other	2,299	25,422	27,721	2,285	25,528	27,813	2009/11	12% / CDI	UPR	-
Interest and charges	54,254	-	54,254	51,942	-	51,942

	720,950	3,492,244	4,213,194	713,700	3,537,875	4,251,575

In foreign currency:
International Bank for Reconstruction and Development (World Bank): US$15,614,000	12,976	32,439	45,415	53,789	32,452	86,241	2007	4.85%	Var.basket of currencies +US$	Federal Gov.
Société Générale: € 2,746,000	2,916	6,924	9,840	2,971	7,055	10,026	2006	4.49%	€	Federal Gov.
Interamerican Development Bank (IDB): US$454,358,000	110,645	1,210,901	1,321,546	110,199	1,187,499	1,297,698	2007/25	3% to 7.7%	Var. basket of currencies	Federal Gov.
Eurobonds: US$500,000,000	-	1,454,300	1,454,300	-	1,444,600	1,444,600	2005/08	10% - 12%	US$	-
Deutsche Bank Luxembourg: US$40,000,000	58,172	58,172	116,344	57,784	57,784	115,568	2005	11.125%	US$	-
Interest and charges	68,272	-	68,272	58,555	-	58,555

	252,981	2,762,736	3,015,717	283,298	2,729,390	3,012,688

Total	973,931	6,254,980	7,228,911	996,998	6,267,265	7,264,263

UPR: Standard Reference Unit	TJLP: Long-term interest rate
VARIATION OF BASKET OF CURRENCIES: Amount related to IDB and IBRD	EUR: Euro
CDI: Interbank Deposit rate	IGP-M: General Market Price Index

In March 2004, the Company paid the last installment of contract No. 3102 to the International Bank for Reconstruction and Development (IBRD), in the amount of R$40,756, related to principal and interest.

In March 2004, the Company started the amortization of the principal of the 4th issue debentures, payable in 12 quarterly installments of R$25,000.

8. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Balance sheet and income statement amounts

	March 2004	December 2003

In current assets: (i)
Income tax available for offset	9,046	-
Social contribution tax available for offset	2,108	1,140

	11,154	1,140

Deferred income tax	2,871	2,849
Deferred social contribution tax	26,843	26,835

	29,714	29,684

In long-term assets: (ii)
Deferred income tax	143,205	133,354
Deferred social contribution tax	88,077	89,450

	231,282	222,804

In current liabilities:
Income tax	-	4,396

	-	4,396

Deferred PASEP (tax on revenue)	19,851	15,850
Deferred COFINS (tax on revenue)	38,771	29,652

	58,622	45,502

In long-term liabilities: (iii)
Deferred income tax	65,408	63,751
Deferred social contribution tax	19,038	18,440
Deferred PASEP	11,277	13,812
Deferred COFINS	21,376	25,114

	117,099	121,117

b) Deferred Taxes

(i) In current assets

Mainly calculated on temporary differences totaling R$11,481 (2003 - R$11,395). As of March 31, 2004, social contribution tax loss carryforwards are R$286,776 (2003 - R$286,776).

(ii) In long-term assets

Mainly calculated on temporary differences totaling R$572,820 (2003 - R$533,417) related to income tax, and R$584,742 (2003 - R$545,340) related to social contribution tax.

The Company is claiming in court the right to fully offset the tax loss carryforwards without the 30% annual limitation imposed by Law No. 8,981/95; however, the portion offset in the year was within the limitation established in this law. As of March 31, 2004, social contribution tax loss carryforwards total R$393,884 (2003 - R$448,548).

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, the realization of credits arising from tax loss carryforwards and temporary differences should occur by the end of 2006, based on budget projections, as follows:

Estimated realization

Year	2004	2005	2006	Total

Realization	40%	48%	12%	100%

(iii) In long-term liabilities

Mainly calculated on temporary differences totaling R$261,633 (2003 - R$255,003) related to income tax and R$211,527 (2003 - R$204,897) related to social contribution tax.

c) Reconciliation of the effective tax rate

The amount recorded as income and social contribution tax expense in the financial statements is reconciled to the statutory rates, as shown below:

	1st quarter/2004	1st quarter/2003

Income before taxes on income	178,491	281,618

Cost at 34% statutory rate	(60,687)	(95,750)
Reconciliation:
Additions:
Nondeductible realization of the revaluation reserve	(7,822)	(17,998)
Exclusions:
Interest on capital	13,362	13,653
Other differences	923	(869)

Income and social contribution taxes in the results of operations	(54,224)	(100,964)

The effective tax rate for the quarter was affected by contingent liabilities (customers and suppliers), actuarial liability and realization of the revaluation reserve.

9. PAES – Special Installment Payment Plan

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law No. 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS), amounting to R$316,953. The debt, which is pending confirmation by the Federal Revenue Authorities, plus interest based on the TJLP, will be paid in 120 months.

After enrolling in the PAES program, from July to March 2004, the Company paid R$24,657 and accrued R$22,147 for charges.

The assets pledged as guarantee under the REFIS program, in the amount of R$249,034, remain as guarantee under the PAES program.

10. PROVISIONS AND CONTINGENCIES

a) Provisions in long-term liabilities

The Company, based on an analysis with its lawyers, recorded a reserve for contingencies in the amount of R$409,850 (December 2003 - R$384,571), considered sufficient to cover probable losses in legal actions.

(i) Labor claims - the Company is a defendant in various labor claims, and a significant portion of the involved amounts is under provisional or definitive execution. This amount is thus classified as a probable loss, and a reserve has been duly recorded. The reserve refers mainly to claims concerning overtime payment and health hazard premium, which are currently at various court levels.

(ii) Suppliers - refer to lawsuits filed by service providers arising from construction contracts, which have already been judged by lower courts and await decision on the appeals filed by SABESP.

(iii) Customers - these amounts refer to various lawsuits filed by customers seeking tariff parity, currently in trial or appellate courts, where decisions have been both favorable and unfavorable to the Company.

b) Lawsuits

The Company is a party to judicial and administrative lawsuits related to environmental, tax, civil and labor issues, whose chances of success/loss are considered by legal counsel as possible, and are not being recorded in the Company’s accounting books. The amount involved in these lawsuits is approximately R$572,800 as of March 31, 2004 (R$459,700 in December 2003).

11. EMPLOYEE ASSISTANCE AND PENSION PLANS

The Company sponsors Fundação Sabesp de Seguridade Social - SABESPREV, established in August 1990 with the primary purpose of managing SABESP employees’ supplementary pension plans and assistance plan.

Monthly contributions to the defined-benefit plan are as follows: 2.10% refer to Company’s contributions, and 2.10% refer to participating employees’ contributions.

The participating employees’ contributions mentioned above is an average, since the discount amount varies according to the salary range, from 1% to 8.5%.

The assistance plan provides optional, freely-chosen health plans maintained by contributions from the Company and participants, which were as follows in period:

  Company: 6.21% of payroll, on average.

  Participating employees: 3.21% of base salary and premiums, equivalent to 2.25% of gross payroll, on average.

12. EMPLOYEES’ BENEFITS

In order to comply with CVM Resolution No. 371 of December 13, 2000, the amounts of the pension plan benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2003, based on the report of the independent actuary, SABESP had a net actuarial liability of R$305,184 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets

The Company opted to record the liability over a five-year period starting in 2002. The actuarial liability as of March 31, 2004, in the amount of R$164,649 (2003 – R$145,540), is recorded in long-term liabilities.

1st quarter 2004

Repass to Sabesprev	3,291
Recorded actuarial liability	19,109

Total recorded	22,400

The amount related to cost of past service is recorded as an “Extraordinary item” net of taxes.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2003 to June 2004, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2003, the Company paid an advance of R$20,382, equivalent to 50% of one month’s payroll. The Company accrued the amount of R$10,192 for the quarter, recorded in current liabilities, with additional payment scheduled for the end of August 2004.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The Company’s management calculates the market value of these financial instruments on an annual basis.

(b) Credit risk concentration

A substantial part of sales is dispersed among a large number of customers. In the case of these customers, the credit risk is minimum due to the large portfolio and control procedures, which monitor this risk. Doubtful receivables are properly covered by a provision for loss on their realization.

(c) Foreign currency

Foreign currency operations comprise financing for specific works related to improvement and expansion of the water supply and sewage systems.

15. OPERATING COSTS AND EXPENSES

	Jan-Mar/04	Jan-Mar/03

1. Cost of sales and services:
Payroll and related charges	193,879	167,967
General supplies	17,945	17,170
Treatment supplies	27,355	26,868
Outside services	54,263	47,879
Electric power	96,385	74,810
General expenses	7,626	8,493
Depreciation and amortization	138,955	130,015

	536,408	473,202
2. Selling expenses:
Payroll and related charges	32,646	25,552
General supplies	1,544	1,218
Outside services	14,035	21,278
Electric power	200	209
General expenses	10,431	6,908
Depreciation and amortization	620	572
Write-off of receivables	39,530	24,219

	99,006	79,956
3. General and administrative expenses:
Payroll and related charges	26,785	21,733
General supplies	761	885
Outside services	20,654	9,746
Electric power	202	199
General expenses	11,102	6,383
Depreciation and amortization	3,928	3,029
Tax expenses	6,755	6,447

	70,187	48,422
4. Costs, selling and general and administrative expenses (1+2+3):
Payroll and related charges	253,310	215,252
General supplies	20,250	19,273
Treatment supplies	27,355	26,868
Outside services	88,952	78,903
Electric power	96,787	75,218
General expenses	29,159	21,784
Depreciation and amortization	143,503	133,616
Tax expenses	6,755	6,447
Write-off of receivables	39,530	24,219

	705,601	601,580
5. Financial expenses:
Interest, fines and late payment charges on loans and financing – in local currency	111,060	133,307
Interest, fines and late payment charges on loans and financing - in foreign currency	56,742	65,686
Interest on capital	39,302	40,156
Interest on capital (reversal)	(39,302)	(40,156)
Other expenses on loans	82	5,563
Income tax on remittances abroad	6,021	12,740
Other financial expenses	8,046	11,382
Monetary variations on loans and financing	13,466	44,828
Exchange variations on loans and financing	17,634	(162,181)
Other monetary and exchange variations	1,349	1,771
Provisions	13,807	7,388

	228,207	120,484

6. Financial income:
Monetary variations	11,739	11,919
Income from temporary cash investments	6,838	18,089
Interest	6,049	8,698

Total financial income	24,626	38,706

COFINS and PASEP (taxes on financial income)	(1,954)	(1,800)
COFINS and PASEP Credit	2,719	3,031

	765	1,231

Total financial income, net	25,391	39,937

Financial expenses, net	202,816	80,547

16. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions for water supply and sewage collection at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements.

Although the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The net book value of property, plant, and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the claim balance and other receivables from the municipality amounting to R$62,876 are recorded under long-term receivables as “Indemnities receivable”.

The net book value of property, plant and equipment relating to the Municipality of Mauá, written off in December in 1999, amounted to R$103,763, and the claim balance of R$85,918 is recorded under long-term receivables as “Indemnities receivable”.

Both claims are pending court decisions, although the legal counsel conducting the litigation expects a favorable outcome for the Company.

As regards the Municipality of Mauá, in February 2003 an examining trial was held. Presently, the case is awaiting the judge’s decision as to the significance of the queries resulting from the examining trial.

After this phase, the usual procedure is that the parties manifest their intent, and subsequently the case is sent for judgment. In June 2003, the records were taken away by the judicial expert, who still holds them.

As regards the Municipality of Diadema, there are various claims challenging the settlement reached by the parties, including a class action and an action for annulment, both of which were judged in favor of SABESP.

17. SHAREHOLDERS’ EQUITY

a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$4,100,000, corresponding to 40,000,000,000 registered common shares without par value.

b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value, held as follows:

	March 2004		December 2003

Shareholders	Number of shares	%	Number of shares	%

São Paulo State Finance Department	20,376,674,058	71.55	20,376,674,058	71.55
Shares held in custody by Stock Exchanges	8,073,374,511	28.33	8,073,310,852	28.33
Other	29,529,258	0.12	29,592,917	0.12

	28,479,577,827	100.00	28,479,577,827	100.00

c) Remuneration of shareholders

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian corporate law.

Interest declared in 2004 will be paid up to 60 days after the Annual Shareholders’ Meeting that approves the balance sheet.

d) Capital reserve

Comprises tax incentives and donations from government entities.

e) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company opted not to recognize income and social contribution taxes on the revaluation reserve for property, plant and equipment items recorded up to 1991.

The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets.

f) Changes in retained earnings

	Mar/04	Dec/03

Beginning balance	-	-
Realization of revaluation reserve	23,006	134,245
Net income	115,486	833,320
Legal reserve	-	(41,666)
Interest on capital	(39,302)	(504,089)
Investment reserve	-	(421,810)

Ending balance	99,190	-

18. INCENTIVE PROGRAM FOR WATER CONSUMPTION REDUCTION

SABESP has implemented the Incentive Program for Water Consumption Reduction, the purpose of which is to encourage the population of the São Paulo Metropolitan Area to reduce water use, in order to help face the water shortage caused by the low rainfall levels and the resulting low water levels in the reservoirs that supply the region.

The program will encompass the municipalities of the Metropolitan Region supplied by the metropolitan aqueduct system and will be effective for six months starting March 15, 2004.

A 20% discount on the water bill, or on the water and sewage bill, will be granted in the months when consumption is reduced by 20% in relation to the average consumption calculated by SABESP, based on the consumption in the same period of the previous year.

05.01. Comment on the Company’s Performance in the Quarter

1. Sabesp had a 9.5% increase in revenue while EBITDA remained unchanged.

(R$ million)

Main indicators	1Q03	1Q04	Variation

Net operating revenue	993.5	1,087.4	9.5%
Operating revenue before financial expenses	391.9	381.8	(2.6%)
EBITDA (*)	525.5	525.3	-
EBITDA margin	52.9%	48.3%	-
Net income	171.9	115.5	(32.8%)

(*)	Earnings before interest, taxes, depreciation and amortization.

Sabesp had a net revenue of R$1,087.4 million, and EBITDA of R$525.3 million in 1Q04. Net income for the period, of R$115.5 million, was mainly due to increase in operating revenue.

2. Operating revenue – 9.5% growth

Net operating revenue increased by R$93.9 million or 9.5%, as a result of the 18.95% tariff adjustment starting August 29, 2003.

The volumes of retail water and sewage billed decreased 2.6%, influenced by the strong campaign for rational use of water, in order to face the low levels of the reservoirs that feed the São Paulo Metropolitan Region.

The tables below show the volume of retail water and sewage billed according to the user category and region, in the first quarters of 2003 and 2004:

VOLUME OF RETAIL WATER AND SEWAGE BILLED - millions of m3
User Category	Water		Var.%	Sewage		Var.%	Water+Sewage		Var.%
	1Q03	1Q04		1Q03	1Q04		1Q03	1Q04
Residential	309.1	300.4	(2.8)	234.9	230.0	(2.1)	544.0	530.4	(2.5)
Commercial	36.3	34.9	(3.9)	31.5	30.7	(2.5)	67.8	65.6	(3.2)
Industrial	7.7	7.5	(2.6)	7.2	7.5	4.2	14.9	15.0	0.7
Public	11.3	10.6	(6.2)	8.8	8.3	(5.7)	20.1	18.9	(6.0)
Total	364.4	353.4	(3.0)	282.4	276.5	(2.1)	646.8	629.9	(2.6)

VOLUME OF RETAIL WATER AND SEWAGE BILLED - millions of m3
Region	Water		Var.%	Sewage		Var.%	Water+Sewage		Var.%
	1Q03	1Q04		1Q03	1Q04		1Q03	1Q04
SP Metropolitan region	236.4	229.4	(3.0)	186.8	183.3	(1.9)	423.2	412.7	(2.5)
Regional (*)	128.0	124.0	(3.1)	95.6	93.2	(2.5)	223.6	217.2	(2.9)
Total	364.4	353.4	(3.0)	282.4	276.5	(2.1)	646.8	629.9	(2.6)
(*)	Comprising the Coastal and Interior regions of the State

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling Expenses increased R$104.0 million or 17.3%. The main differences were as follows:

(R$ million)

	1Q03	1Q04	Difference	%

Payroll and related charges	215.3	253.3	38.0	17.7
General supplies	19.3	20.2	0.9	4.7
Treatment supplies	26.9	27.4	0.5	1.9
Outside services	78.9	88.9	10.0	12.7
Electric power	75.2	96.8	21.6	28.7
General expenses	21.8	29.2	7.4	33.9
Depreciation and amortization	133.6	143.5	9.9	7.4
Write-off of receivables	24.2	39.5	15.3	63.2
Tax expenses	6.4	6.8	0.4	6.3

Costs, administrative and selling expenses	601.6	705.6	104.0	17.3

3.1. Payroll and related charges

Payroll and related charges increased by R$38.0 million or 17.7%. This growth was mainly due to the following factors:

a) A 14.5% increase in salaries, benefits and payroll charges after May 2003, as a result of the collective labor agreement;

b) Allocation of 2% of payroll to employees’ salary adjustment (starting September 2003), related to the Competency-Based Management Plan.

3.2. General supplies

General supplies increased by R$0.9 million or 4.7%, mainly in relation to maintenance of residential connections and Company’s networks.

3.3. Outside services

Services increased by R$10.0 million or 12.7%, as a result of increases in advertising and publicity, and professional technical services.

3.4. Electric power

Electric power increased by R$21.6 million or 28.7%, due to the following factors:

a) Consumption growth from 509,233 MWh (1Q03) to 513,928 MWh (1Q04), or 0.9%;
b) A 0.45% growth due to collection of the Emergency Capacity Charge (ECE), resulting in an increase from R$5.7 /MWh to R$8.5 /MWh;
c) Adjustments authorized by ANEEL for several electric energy concessionaires that provide services to Sabesp, with a weighted average increase in electric energy tariffs of 15.69% between April 2003 and March 2004.
d) Estimated consumption, based on water meter reading by the concessionaires.

3.5. General expenses

General expenses increased by R$7.4 million or 33.9%, mainly as a result of reserves for environmental contingencies.

3.6. Depreciation and amortization

Depreciation and amortization increased by R$9.9 million or 7.4%, due to the addition, to the Company’s property, plant and equipment in use, of construction in progress, mostly in the first quarter of 2004.

4. Financial Expenses and Monetary Variations on Liabilities

a) Financial Expenses

Financial expenses decreased by R$40.3 million or 17.1%, due to:

  Interest, fines and late payment charges on loans and financing in local currency, with a R$22.2 million decrease, originated from a decrease in the CDI rate, used in the calculation of debenture remuneration.
  Interest, fines and late payment charges on loans and financing in foreign currency, with a R$8.9 million decrease, originated from a decrease in interest, explained by a reduction of the debt balance, in view of the US dollar exchange rate at the comparative quarters.
  Income tax on remittances abroad, with a R$6.7 million decrease, originated from payment of interest on Eurobonds in January 2003.

b) Exchange and Monetary Variations on Liabilities

Exchange and monetary variations on liabilities decreased by R$148.0 million, due to the 5.1% appreciation of the Brazilian real against the US dollar in 1Q03 when compared to the 0.67% devaluation in 1Q04, which affected loans denominated in foreign currency.

5. Operating indicators

As shown in the table below, the Company is still expanding its services. The inclusion of the municipality of São Bernardo do Campo generated a significant increase in the number of water and sewage connections when compared to the prior year.

Main Operating Indicators	1Q03	1Q04%

Water connections (1)	5,935	6,231	5.0
Sewage connections (1)	4,349	4,621	6.3
Population served - water (2)	21.2	22.0	3.8
Population served - sewage (2)	16.9	17.9	5.9
Billed volume – bulk water (3)	86.6	63.1	(27.1)
Billed volume – retail water (3)	364.4	353.4	(3.0)
Billed volume – sewage (3)	282.4	276.5	(2.1)
Number of employees	18,417	18,091	(1.8)
Operating productivity (4)	558	600	7.5

(1)	In thousand units at the end of the period
(2)	In millions of inhabitants at the end of the period (not including bulk supply)
(3)	In millions of m3
(4)	Number of water and sewage connections per employee

6. Funding operations

Sanitation Program

  Severance Pay Fund (FGTS) - 2003

In 2003, SABESP signed 16 financing agreements for water and sewage construction work with FGTS funds, whose financial agent is the federal savings bank - Caixa Econômica Federal, subject to interest of 8.0% p.a. + Reference Rate (TR) for water, and 6.5% p.a. + TR for sewage, plus management fee of 2% p.a. and credit risk rate from 2 to 2.5% p.a., with a maximum grace period of 36 months and an amortization period of 180 months. Funds in the amount of R$ 324.5 million were financed for a R$ 361 million investment, of which R$ 36.5 million was provided from the Company’s own funds.

Sanitation Program - 2004

SABESP has filed with the Ministry of Cities, through Caixa Econômica Federal - financial agent of the FGTS, a request to obtain financing for 40 new projects in the amount of R$ 714.2 million (total investment of R$ 794.6 million), under the Water and Institutional Development formats. The consultation letters referring to the 40 projects are with the Ministry of Cities (FGTS fund management body) for first selection, seeking to contract the credit operation by the end of May 2004, in accordance with National Monetary Council Resolution No. 3,191 of April 29, 2004.

BNDES

SABESP is concluding all the procedures for the signing, in the second half of 2004 , of a R$ 300 million new financing, of which R$ 140 million is for payment of the federal government’s contribution to the Environmental Recovery Program of the Santos Metropolitan Region, which will be financed by the JBIC for sewage projects, and R$ 160 million to finance water projects contractually agreed upon by the JBIC for the Santos Metropolitan Region. The payment conditions will be 4.5% p.a. (3% p.a. + 1.5% p.a. of credit risk rate) + TJLP (Long-Term Interest Rate) for water, and 2.5% p.a. (1% p.a. + 1.5% p.a. of credit risk rate) + TJLP for sewage, with a 10-year term, including a 3-year grace period.

Japan Bank for International Cooperation (JBIC)

SABESP concluded negotiations with the JBIC to obtain financing in the amount of ¥ 21,320 million, equivalent to R$ 571.5 million, for the Environmental Recovery Program of the Santos Metropolitan Region, a project involving ¥ 39,221 million, equivalent to R$ 1,051.4 million, with SABESP contributing ¥ 17,901 million, equivalent to R$ 479.9 million.

The Legislature of the State of São Paulo passed Law No. 10,820/01, granting a counter-guarantee to the Federal Government’s guarantee. The financing has already been approved by COFIEX (Foreign Financing Commission), the Federal Government body that reviews and approves credit operations with foreign government agencies.

In August 2003, the “Agreement based on Exchange of Diplomatic Notes” was signed between the representatives of the governments of Brazil and Japan. This agreement was sent to the National Congress and was approved by the Chamber of Deputies, and is currently pending approval in the Federal Senate (Presidential Message No. 700/2003).

The operation’s financial conditions have already been duly approved by the Company’s Executive Board and Board of Directors.

The process related to the granting of the guarantee by the Federal Government to the JBIC will be submitted for approval by the Federal Senate. The respective process is undergoing final analysis in the National Treasury Secretariat (STN) and the Attorney General of the National Treasury (PGFN).

The program was included in the State’s budget for fiscal year 2004, Law No. 11,607, of December 29, 2003, and the Budget Guidelines Law, for fiscal year 2004, Law No. 11,437, of July 16, 2003.

The main future events are the signing of the financing agreement between SABESP and JBIC, scheduled for June 2004, following the finalization of the process of contracting the Program Manager.

7. Settlement of Loans and Financing

Total debts payable through the yearend amount to R$883 million, of which only 26.5% are indexed to the US dollar.

(R$ million)

INSTITUTION	Apr-Dec	2005	2006	2007	2008	2009	2010 and	TOTAL
	2004						thereafter

IN LOCAL CURRENCY
Banco do Brasil	119	171	186	203	221	240	1,281	2,421
Caixa Econômica Federal	31	37	40	44	52	44	268	516
Debentures	442	245	244	144	-	-	-	1,075
BNDES	-	5	17	17	17	17	46	119
Other	3	4	4	3	4	4	6	28
Interest and charges	54	-	-	-	-	-	-	54

	649	462	491	411	294	305	1,601	4,213

IN FOREIGN CURRENCY
World Bank	13	13	13	7	-	-	-	46
Société Génerale	3	3	4	-	-	-	-	10
IDB	92	111	120	120	81	81	717	1,322
Eurobonds	-	800	-	-	654	-	-	1,454
Deutsche Bank Luxembourg	58	58	-	-	-	-	-	116
Interest and charges	68	-	-	-	-	-	-	68

	234	985	137	127	735	81	717	3,016

Total	883	1,447	628	538	1,029	386	2,318	7,229

10.01. CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – ITEM	01
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 – DATE OF REGISTRATION WITH CVM	03/18/1999
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	02/01/1999
9 – DUE DATE	09/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.51
14 – AMOUNT ISSUED (Thousand of reais)	115,403
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	103,807
17 – TREASURY DEBENTURES (Units)	11,193
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	03/24/2003
22 – DATE OF NEXT EVENT	06/24/2004

1 – ITEM	02
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 – DATE OF REGISTRATION WITH CVM	03/18/1999
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	02/01/1999
9 – DUE DATE	09/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.51
14 – AMOUNT ISSUED (Thousand of reais)	115,403
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	103,198
17 – TREASURY DEBENTURES (Units)	11,802
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	03/24/2003
22 – DATE OF NEXT EVENT	06/24/2004

1 – ITEM	03
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 – DATE OF REGISTRATION WITH CVM	03/18/1999
5 – ISSUED SERIES	3
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	02/01/1999
9 – DUE DATE	09/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.51
14 – AMOUNT ISSUED (Thousand of reais)	115,403
15 – DEBENTURES ISSUED (Units)	115,000
16 – OUTSTANDING DEBENTURES (Units)	102,159
17 – TREASURY DEBENTURES (Units)	12,841
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	03/24/2003
22 – DATE OF NEXT EVENT	06/24/2004

1 – ITEM	04
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 – DATE OF REGISTRATION WITH CVM	03/18/1999
5 – ISSUED SERIES	4
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	02/01/1999
9 – DUE DATE	09/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.51
14 – AMOUNT ISSUED (Thousand of reais)	51,847
15 – DEBENTURES ISSUED (Units)	51,666
16 – OUTSTANDING DEBENTURES (Units)	41,005
17 – TREASURY DEBENTURES (Units)	10,661
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	03/24/2003
22 – DATE OF NEXT EVENT	06/24/2004

1 – ITEM	05
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 – DATE OF REGISTRATION WITH CVM	03/18/1999
5 – ISSUED SERIES	5
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	02/01/1999
9 – DUE DATE	09/24/2004
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	1,003.51
14 – AMOUNT ISSUED (Thousand of reais)	16,485
15 – DEBENTURES ISSUED (Units)	16,428
16 – OUTSTANDING DEBENTURES (Units)	16,428
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	03/24/2003
22 – DATE OF NEXT EVENT	06/24/2004

1 – ITEM	06
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 – DATE OF REGISTRATION WITH CVM	06/04/2001
5 – ISSUED SERIES	SOLE
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2001
9 – DUE DATE	12/15/2006
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 1.2% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	9,237.18
14 – AMOUNT ISSUED (Thousand of reais)	277,115
15 – DEBENTURES ISSUED (Units)	30,000
16 – OUTSTANDING DEBENTURES (Units)	30,000
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION
22 – DATE OF NEXT EVENT	06/15/2004

1 – ITEM	07
2 – ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-013
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2002
9 – DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	CDI RATE + 2% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	10,419.76
14 – AMOUNT ISSUED (Thousand of reais)	326,888
15 – DEBENTURES ISSUED (Units)	31,372
16 – OUTSTANDING DEBENTURES (Units)	31,372
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	04/01/2004

1 – ITEM	08
2 – ORDER NUMBER	5
3 – CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-014
4 – DATE OF REGISTRATION WITH CVM	05/14/2002
5 – ISSUED SERIES	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	04/01/2002
9 – DUE DATE	03/01/2007
10 – TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS	IGP-M + 12.7% PER ANNUM
12 – PREMIUM/DISCOUNT	NONE
13 – NOMINAL VALUE (reais)	15,729.98
14 – AMOUNT ISSUED (Thousand of reais)	135,718
15 – DEBENTURES ISSUED (Units)	8,628
16 – OUTSTANDING DEBENTURES (Units)	8,628
17 – TREASURY DEBENTURES (Units)	0
18 – REDEEMED DEBENTURES (Units)	0
19 – CONVERTED DEBENTURES (Number)	0
20 – DEBENTURES TO PLACE (Number)	0
21 – DATE OF LAST RENEGOTIATION	10/01/2003
22 – DATE OF NEXT EVENT	04/01/2004

16.01. OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Supplementary information

In order to provide improved information to the market, the Company is also presenting as supplementary information its statements of cash flows prepared in accordance with IBRACON Accounting Standard No. 20, and the supplementary information in constant purchasing power.

1. SUPPLEMENTARY INFORMATION – STATEMENTS OF CASH FLOW

(R$ million)
Description	Jan-Mar/04	Jan-Mar/03

Cash flow from operating activities
Net income	115,486	171,873
Adjustments to reconcile net income:
Deferred income and social contribution taxes	594	(58,151)
Reserve for contingencies	25,366	32,611
Social security charges	19,109	19,299
Property, plant and equipment received in donation (private sector)	(301)	-
Loss on disposal of property, plant and equipment	2,966	31,196
Depreciation	135,202	127,175
Amortization	8,301	6,441
Interest on loans and financing payable	173,955	208,864
Monetary and exchange variations on loans and financing	31,100	(117,353)
Monetary variation on interest on capital	1,104	-
Allowance for doubtful accounts	39,530	24,219

(Increase) decrease in assets:
Customers	(78,965)	(100,027)
Receivables from shareholders	-	(18,473)
Inventories	1,156	4,360
Income and social contribution taxes available for offset	(10,014)	-
Other receivables	(6,423)	61,180

Description	Jan-Mar/04	Jan-Mar/03

Customers – long-term	(10,706)	(877)
Receivables from shareholders – GESP Agreement	(12,712)	-
Receivables from shareholders – GESP Agreement	(15,610)	-
Escrow deposits	75	490
Other long-term receivables	(801)	(913)

Increase (decrease) in liabilities:
Suppliers	(25,498)	(12,259)
Payroll and related charges	6,090	16,753
Interest on capital payable	-	(1,704)
Taxes payable	(20,348)	91,914
Other payables	(35,904)	(5,053)
Long-term liabilities – taxes payable	(1,764)	(14,191)
Other long-term liabilities	891	-

Cash provided by operating activities	341,879	467,374
Cash flow from investing activities:
Purchase of property, plant and equipment	(124,242)	(108,323)
Disposal of property, plant and equipment	176	-
Increase in deferred charges	(68)	(2,502)
Cash used in investing activities	(124,134)	(110,825)
Cash flow from financing activities:
Loans and financing – long-term:
Funding operations	51,893	16,520
Payments	(298,488)	(345,434)
Interest on capital
Interest on capital paid	(1,389)	(3,535)
Matching of accounts	(19,267)	-
Cash used in financing activities	(267,251)	(332,449)

Description	Jan-Mar/04	Jan-Mar/03

Increase (decrease) in cash and cash equivalents	(49,506)	24,100

Cash and cash equivalents at beginning of period	281,013	414,671
Cash and cash equivalents at end of period	231,507	438,771

Supplementary cash flow information:
Interest and fees paid on loans and financing	165,853	236,933
Capitalization of interest and financial charges	6,188	(2,187)
Income and social contribution taxes paid	67,710	-
Property, plant and equipment received in donation and/or paid with shares	316	539
Cofins and Pasep paid	52,744	31,113

2. SUPPLEMENTARY INFORMATION IN CONSTANT PURCHASING POWER

a) Restatement index

The restatement of permanent assets, shareholders’ equity, income and expense accounts, and the calculation of gains and losses on monetary items was based on the Accounting Monetary Unit (UMC), which considers as a basis the General Market Price Index (IGP-M), which was 2.72% for the quarter.

b) Balance sheet accounts

Monetary assets and liabilities shown in the financial statements in constant purchasing power are the same as those shown as under “corporate law”, except accounts receivable from customers, accounts payable to suppliers and contractors, and deferred income and social contribution taxes in long-term liabilities, which are adjusted to reflect the purchasing power or realization value in currency as of March 31, 2004, taking as a basis the rate disclosed by the National Association of Investment Banks and Securities Dealers (ANBID).

Permanent assets and shareholders’ equity have been adjusted based on the monthly change in the UMC, which was restated based on the IGP-M index through March 31, 2004.

c) Income and expense accounts

All income and expense accounts were restated using the UMC from the month originally recorded, adjusted according to inflationary gains and losses calculated on the monthly beginning and ending balances of the monetary assets and liabilities generating financial income and expenses or nominal inflationary gains and losses which were considered as reductions of the income and expense accounts to which they are linked.

d) Deferred taxes

Deferred income and social contribution taxes were calculated based on the 15% tax rate plus surtaxes of 10% and 9%, respectively, on the increased value of the permanent asset items arising from their monetary restatement, in accordance with CVM instructions included in Pronouncement No. 99/006 from IBRACON (Brazilian Institute of Independent Auditors).

The amounts are in constant purchasing power as of March 31, 2004.

Balance sheet	Nominal currency	(R$ million) Constant purchasing power

Total assets	16,568,612	32,173,493
Current assets	1,162,961	1,160,492
Long-term assets	1,308,242	1,308,242
Permanent assets	14,097,409	29,704,759
Investments	740	1,657
Property, plant and equipment	14,049,832	29,620,502
Deferred charges	46,837	82,600

Total liabilities	16,568,612	32,173,493
Current liabilities	1,662,552	1,662,216
Long-term liabilities	7,252,617	11,880,871
Shareholders’ equity	7,653,443	18,630,406
Capital	3,403,688	8,238,415
Capital reserves	51,055	95,131
Revaluation reserves	2,700,714	6,594,213
Profit reserves	1,398,796	3,626,369
Retained earnings	99,190	76,278

		(R$ million)
	January to March 2004

Statement of Income	Nominal currency	Constant purchasing power

Net revenue from sales and services	1,087,391	1,095,517
Cost of sales and services	(536,408)	(709,638)

Gross profit	550,983	385,879
Selling expenses	(99,006)	(100,660)
Administrative expenses	(70,187)	(75,145)

	January to March 2004

Statement of Income	Nominal currency	Constant purchasing power

Income before financial expenses	381,790	210,074
Financial expenses, net	(202,816)	(30,162)

Income from operations	178,974	179,912
Nonoperating expenses	(483)	(4,969)

Income before taxes and profit sharing	178,491	174,943
Provision for income and social contribution taxes	(55,953)	(56,214)
Deferred income and social contribution taxes	1,729	8,444

Extraordinary item, net of income and social contribution taxes	(8,781)	(8,926)
Net income	115,486	118,247

Earnings per share	0.00406	0.00415

Reconciliation between net income and shareholders’ equity

		(R$ million)
	Net income	Shareholder’s equity

Corporate law	115,486	7,653,443
Price-level restatements:
Of permanent assets	608,707	15,607,350
Of shareholders’ equity	(613,416)	-
Adjustment to present value - net	745	(2,133)
Reversal (provision) of taxes:
Income tax	4,945	(3,403,128)
Social contribution tax	1,780	(1,225,126)

In constant purchasing power	118,247	18,630,406

3. NATIONAL BANK FOR ECONOMIC AND SOCIAL DEVELOPMENT (BNDES)

SABESP is concluding all the procedures for the signing, in the second half of 2004, of R$ 300 million in new financing, of which R$ 140 million is allocated for payment of the federal government’s contribution to the Environmental Recovery Program of the Santos Metropolitan Region, which will be financed by the JBIC for sewage projects, and R$ 160 million to finance water projects contractually agreed upon by the JBIC for the Santos Metropolitan Region. The payment conditions will be 4.5% p.a. (3% p.a. + 1.5% p.a. of credit risk rate) + TJLP (Long-Term Interest Rate) for water, and 2.5% p.a. (1% p.a. + 1.5% p.a. of credit risk rate) + TJLP for sewage, with a 10-year term, including a 3-year grace period.

This agreement should comply with the same covenants applicable to current agreements, such as:

  Adjusted current liquidity: current assets on current liabilities, less the current portion of the long-term debt, should be higher than 1.0;

  EBITDA/net operating revenue: equal to or higher than 38%;

  Total water and sewage connections/own employees: equal to or higher than 520;

  EBITDA/adjusted debt service (interest and incurred financial expenses on financial debt): equal to or higher than 1.5;

  Shareholders’ equity/total liabilities: equal to or higher than 0.8.

4. CHANGE IN OWNERSHIP CONTROL OF CONTROLLING SHAREHOLDERS, BOARD MEMBERS AND DIRECTORS FROM MARCH 31, 2003 TO MARCH 31, 2004

	3/31/2003		New shareholders	No longer with the Company		3/31/04
Shareholders	Number of shares	%	Shares	Shares	Sharequotas	Number of shares	%
Controlling shareholder	20,376,674,058	71.55				20,376,674,058	71.55
Board of Directors	17		90,000	(1)		90,016
Executive Board	110,000 2,493,526*				(2,493,526)*	110,000
Fiscal Council
Other shareholders	8,102,793,752					8,102,703,753
Outstanding shares	8,102,903,752	28.45				8,102,903,753	28.45
Total shares	28,479,577,827	100.00	90,000	(1)	(2,493,526)*	28,479,577,827	100.00
*	Sharequotas of investment fund based on Sabesp shares (each sharequota is equivalent to 20,000 shares)

5. OWNERSHIP CONTROL

Holders of more than 5% of the shares São Paulo State Finance Department	Common Shares 20,376,674,058	% 71.55

Shareholder	Common Shares	%

MAJORITY SHAREHOLDER	20,376,674,058	71.55

MANAGEMENT
Board of Directors	90,016
Executive Board	110,000
Fiscal Council	-

TREASURY SHARES

OTHER SHAREHOLDERS	8,102,703,753	28.45

TOTAL	28,479,577,827	100.00

SHARES OUTSTANDING IN THE MARKET	8,102,903,753	28.45

17.01. UNQUALIFIED SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of March 31, 2004, and the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the quarterly financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company.

3. Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The supplementary information for the quarter ended March 31, 2004, consisting of the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of permitting additional analyses and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for them to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5. We had previously audited the balance sheet as of December 31, 2003, presented for comparative purposes, and issued an unqualified opinion thereon, dated March 25, 2004. The statement of income for the quarter ended March 31, 2003, the supplementary information in constant purchasing power, and the statement of cash flows for the quarter then ended, presented for comparative purposes, were reviewed by other independent accountants, whose special review report thereon, dated May 9, 2003, was unqualified.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 12, 2004

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Contents

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS	10
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	37
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES	44
16	01	OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY	52
17	01	SPECIAL REVIEW REPORT	54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 7, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.